PRESS RELEASE                                                         EXHIBIT XI
October 26, 2004

INCREASED CAPITAL

Previously announced conversion of 7% Convertible Bond 2004/2007 now registered in the Share Registry

Ocean Rig refers to Press Release dated October 6, 2004, concerning bondholders' notice of conversion of 70 bonds in the 3 year 7% Convertible Bond 2004/2007 (ISIN NO 001 022953.7) with a total nominal value of NOK 7.000.000 into 368.421 shares at NOK 19 per share. The conversion is now registered in the Share Registry. The conversion has reduced the outstanding amount under the 7% Convertible Bond from NOK 104.900.000 to NOK 97.900.000 and increased the number of ordinary shares outstanding in Ocean Rig ASA from 65.794.097 to 66.162.518.

Ocean Rig owns and operates two of the world's largest and most modern drilling rigs, built for ultra deep waters and extreme weather conditions. One unit is currently operating offshore Angola and one unit is undergoing preparation for drilling in the Barents Sea.

NOTE: THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS (WITHIN THE MEANING OF SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND
SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED) WHICH REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO CERTAIN FUTURE EVENTS AND FINANCIAL PERFORMANCE. ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED OR IMPLIED IN SUCH FORWARD-LOOKING STATEMENTS. THE FOLLOWING IMPORTANT FACTORS, AMONG OTHER, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED OR IMPLIED IN ANY FORWARD-LOOKING STATEMENTS: (I) THE LIMITED OPERATIONS AND OPERATING HISTORY OF THE COMPANY; (II) THE FAILURE OF THE BINGO 9000 DESIGN TO PERFORM SATISFACTORILY OR THE COMPANY'S FAILURE TO ADEQUATELY PROTECT THE PROPRIETARY NATURE OF THE BINGO 9000 DESIGN; (III) THE COMPANY'S SIGNIFICANT LEVERAGE OR INABILITY TO GENERATE SUFFICIENT CASH-FLOW TO MEET ITS DEBT SERVICE REQUIREMENTS; (IV) THE COMPANY'S INABILITY TO MEET ANY FUTURE CAPITAL REQUIREMENTS; (V) THE COMPANY'S INABILITY TO RESPOND TO TECHNOLOGICAL CHANGES; (VI) THE IMPACT OF CHANGED CONDITIONS IN THE OIL AND GAS INDUSTRY; (VII) THE OCCURRENCE OF ANY ACCIDENTS INVOLVING THE COMPANY OR ITS ASSETS; (VIII) CHANGES IN GOVERNMENTAL REGULATIONS, PARTICULARLY WITH RESPECT TO ENVIRONMENTAL MATTERS; (IX) INCREASED COMPETITION OR THE ENTRY OF NEW COMPETITORS INTO THE COMPANY'S MARKETS; AND (X) UNFORESEEN OCCURRENCES IN ANY OF THE AREAS IN WHICH THE COMPANY MAY CONDUCT ITS OPERATIONS, SUCH AS WAR, EXPROPRIATION, NATIONALIZATION, RENEGOTIATION OR NULLIFICATION OF EXISTING LICENSES OR TREATIES, TAXATION AND RESOURCE DEVELOPMENT POLICIES, FOREIGN EXCHANGE RESTRICTIONS, CHANGING POLITICAL CONDITIONS AND OTHER RISKS RELATING TO FOREIGN GOVERNMENTAL SOVEREIGNTY OVER CERTAIN AREAS IN WHICH THE COMPANY WILL CONDUCT OPERATIONS. DUE TO SUCH UNCERTAINTIES AND RISKS, INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON SUCH FORWARD-LOOKING STATEMENTS. REFERENCE SHOULD BE MADE TO THE COMPANY'S FILINGS WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

FOR FURTHER INFORMATION, PLEASE CONTACT SENIOR VICE PRESIDENT FINANCE CHRISTIAN MOWINCKEL, TEL: +47 51 96 90 00.

STAVANGER, OCTOBER 26, 2004
OCEAN RIG ASA


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